

December 12, 2012

Via E-mail
Daniel N. Bass
Chief Financial Officer
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, New York 10105

> **Re: Fortress Investment Group LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-33294**

Dear Mr. Bass:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

1.   Please revise your future filings to include a diagram that depicts your current organization structure.

2.   We note that certain of your funds make investments in debt and equity securities of entities in Western Europe. To the extent that Fortress Funds hold material investments

in companies domiciled in European countries that are currently experiencing significant economic, fiscal and/or political strains, please tell us what consideration you gave to the disclosure guidance set forth in the Division of Corporation Finance's Disclosure Topic 4: *European Sovereign Debt Exposures*. In this regard, we note that the disclosure guidance applies to both sovereign and non-sovereign direct and indirect exposures.

3. We note your disclosure, such as on page 112, that there are some concentrations of your investments in certain industries, which are significant to the funds as a whole. Please revise future filings where appropriate to clarify your most significant fund concentration by industry and to describe any material risks related to these concentrations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 55

Revenues, page 56

4. We note that there was a significant decrease in your incentive income for the year ended December 31, 2011 compared to the year ended December 31, 2010. We also note your disclosures on page 57 that this was due to decrease in incentive income recognized from certain of your private equity funds and your credit PE funds which is recognized as repayment contingencies are resolved. In future filings, when significant changes occur in components of your revenues, please provide a more comprehensive discussion of specific factors that impacted and caused a significant change. Please refer to Item 303(a)(3)(i) of Regulation S-K for guidance.

Segment Analysis, page 61

5. Expand your discussion of how management assesses your segments to highlight for readers the differences between the underlying accounting policies for your segment revenues and expenses for segment purposes and your consolidated accounting policies.

Critical Accounting Policies, page 76

Consolidation, page 76

6. Please revise your disclosure here or elsewhere within Management's Discussion and Analysis to provide a more detailed discussion regarding your process to determine whether to consolidate any of the Fortress Funds. Please also clarify how many of your unconsolidated funds are voting interest entities as opposed to VIEs. For those funds that are VIEs in accordance with ASC 810-10-15-14, please further explain the quantitative assessment you perform to determine whether you are the primary beneficiary. For those

Daniel N. Bass
Fortress Investment Group LLC
December 12, 2012
Page 3

funds that you determined they do not meet the definition of a VIE, disclose that these funds are considered voting interest entities and describe the process you got through to evaluate the rights of the limited partners to determine whether to consolidate the fund in accordance with ASC 810-20-25.

Sensitivity, page 79

7.   We note your table on page 79 that discloses the effect a 10% increase or decrease in the value of investments held by Fortress Funds valued at level 3 would have on your results of operations. Please tell us and expand your disclosure in future filings to clarify why you did not disclose the effect a 10% decrease in the fair value of investment held by Liquid and Credit Hedge Funds valued at level 3 would have on your results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or Jeanne Baker at (202) 551-3691 if you have any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director